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                             May 21, 2021

       Paul Lohrey
       Chief Executive Officer
       iShares Gold Trust Micro
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares Gold Trust
Micro
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 11, 2021
                                                            File No. 333-253614

       Dear Mr. Lohrey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Refer to your response to comment 2. Please include a brief summary here of the
                                                        Sponsor's conflicts of
interests related to its its promotion, management or investment management of other
accounts, funds or trusts. In addition, please disclose here that the
                                                        Sponsor and the Trustee
may agree to amend the Trust Agreement, including to increase the Sponsor's Fee,
without Shareholder consent. In this regard, we note that you discuss the conflicts of
interests and the ability of the Sponsor and Trustee to amend the Trust
                                                        Agreement in greater
detail elsewhere in your prospectus.

                                                        You may contact Michael
Volley at 202-551-3437 or Amit Pande, Accounting Branch
 Paul Lohrey
iShares Gold Trust Micro
May 21, 2021
Page 2

Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-
551-3210 with any other questions.



FirstName LastNamePaul Lohrey                            Sincerely,
Comapany NameiShares Gold Trust Micro
                                                         Division of
Corporation Finance
May 21, 2021 Page 2                                      Office of Finance
FirstName LastName